Exhibit 99.3

Cheer Holding Reports 2024 Half Year Results

BEIJING, July 31, 2024 (GLOBE NEWSWIRE) -- Cheer Holding, Inc. (NASDAQ: CHR) (“Cheer Holding,” or the “Company”), a leading provider of advanced mobile internet infrastructure and platform services, today announced its financial results for the six months ended June 30, 2024.

Operating Highlights

Total Downloads of CHEERS Apps was approximately 510 million as of June 30, 2024, representing a growth of 17.1% from June 30, 2023. Specifically:

CHEERS Video

●	Accumulated downloads of CHEERS Video grew by 10.8% YoY to approximately 430 million as of June 30, 2024.

●	Monthly Active Users of CHEERS Video increased by 2.5% YoY to approximately 51.1 million.

●	Daily Time Spent on CHEERS Video was approximately 55 minutes.

CHEERS e-Mall

●	Accumulated downloads of CHEERS e-Mall grew by 34.2% YoY to 60.7 million as of June 30, 2024.

●	Monthly Active Users of CHEERS e-Mall increased by 49.9% YoY to approximately 6.9 million.

●	Repurchase Rate on CHEERS e-Mall was 38.9%.

CheerReal

●	Accumulated downloads of CheerReal surged by 234.8% YoY to approximately 14.5 million as of June 30, 2024.

●	Monthly Active Users of CheerReal increased by 14.7% YoY to approximately 1.4 million.

●	Number of Digital Art Collections listed on CheerReal raised by 237% to 1,180 units.

CHEERS Telepathy

●	Accumulated downloads of CHEERS Telepathy was approximately 11.3 million as of June 30, 2024.

●	Monthly Active Users of CHEERS Telepathy was approximately 900 thousand.

●	Monthly Visits were approximately 3.4 million.

CHEERS Open Data

●	Total API calls was 58 million as of June 30, 2024.

●	Daily API calls was more than 320 thousand.

Financial Highlights

●	Revenues for the first half 2024 reached approximately $71.1 million.

●	Net income reached $12.4 million.

Selected Financial Results

Revenues

Our revenues for the six months ended June 30, 2024 were approximately $71.1 million, representing an increase of approximately $3.6 million, or 5.37% from approximately $67.4 million for the six months ended June 30, 2023.

The increase was mainly caused by an increase of approximately $6.0 million in advertising revenues as a result of continuous efforts to expand our customer base, partially net off against a decrease of approximately $2.5 million in copyrights revenues as we did not provide copyright licensing services in the first half of 2024.

We expect to further expand our customers base with our efforts to enhance brand recognition and user traffic generation, leading to more exposure and high popularity of our Apps.

Operating expenses

Operating expenses consists of cost of revenues, selling and marketing, general and administrative and research and development expense.

●	Cost of revenues increased by 11.44% during the first half of 2024, driven by the increase in advertising revenues, despite a decrease in high-margin copyright licensing that reduced gross margin.

●	Sales and marketing expenses decreased by approximately $1.3 million, to approximately $37.6 million for the six months ended June 30, 2024. The decrease was mainly due to a decrease in promotion service charge, because the Company reduced cost in marketing and promotion as we believe we have gained reputation among our target customers.

●	General and administrative expenses decreased to approximately $1.6 million for the six months ended June 30, 2024. The decrease in general and administrative expenses was mainly attributable to a decrease of approximately $1.1 million in provision against doubtful allowance, which was partially offset by an increase of $0.6 million in share-based compensation granted to one employee.

●	Research and development expenses for the six months ended June 30, 2024 and 2023 were approximately $1.4 million and approximately $0.6 million, respectively, as the Company continued investing in IT infrastructure, user experience, and content strategies.

Net Income

As a result of the foregoing, the Company reported a net income of $12.4 million and $8.8 million, respectively, for the six months ended June 30, 2024 and 2023.

Cash, cash equivalents and working capital

As of June 30, 2024 and December 31, 2023, the Company’s principal sources of liquidity were cash and cash equivalents of approximately $186.1 million and $194.2 million, respectively. Working capital as of June 30, 2024 was approximately $268.5 million.

About Cheer Holding, Inc.

As a preeminent provider of next-generation mobile internet infrastructure and platform services in China, Cheer Holding is dedicated to building a digital ecosystem that integrates “platforms, applications, technology, and industry” into a cohesive digital eco-system, thereby creating a new, open business environment for web3.0 that leverages AI technology. The Company is developing a 5G+VR+AR+AI shared universe space that builds on cutting-edge technologies including blockchain, cloud computing, extended reality, and digital twin.

Cheer Holding’s portfolio includes a wide range of products and services, such as AI-powered content creation platform CHEERS Telepathy, CHEERS Lifestyle, CHEERS e-Mall, Yaoshi TTX, CheerReal, CHEERS Open Data Platform, CheerCar, CheerChat, CHEERS Fresh Group-Buying E-commerce Platform, Polaris Intelligent Cloud, Digital Innovation Research Institute, AI-animated short drama series, CHEERS video matrix, IP short video matrix, variety show series, CHEERS Livestreaming, and more. These offerings provide diverse application scenarios that seamlessly blend “online/offline” and “virtual/reality” elements.

With “CHEERS+” at the core of Cheer Holding’s digital ecosystem, the Company is committed to utilizing innovative product applications and technologies to drive its long-term sustainable and scalable growth.

For more information, please visit http://ir.gsmg.co/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the occurrence of any event, change or other circumstances that could affect the Company’s ability to continue successful development and launch of its metaverse experience centers; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment and technological developments, competition, changes in regulation, or other economic and policy factors; disruptions or other business interruptions that may affect the operations of our products and services, the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors; other factors, risks and uncertainties set forth in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company’s latest Annual Report on Form 20-F filed with the SEC on March 22, 2023, as amended. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Wealth Financial Services LLC

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)

CHEER HOLDING, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	June 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$186,089	$194,227
Restricted cash	291	298
Accounts receivable, net	79,818	81,170
Prepayment and other current assets	47,803	31,179
Total current assets	314,001	306,874
Property, plant and equipment, net	53	85
Intangible assets, net	18,176	20,255
Deferred tax assets	601	41
Unamortized produced content, net	16	-
Right-of-use assets	394	377
Total non-current assets	19,240	20,758
TOTAL ASSETS	$333,241	$327,632

Liabilities and Equity
Current liabilities:
Short-term bank loans	$6,880	$4,216
Accounts payable	2,671	9,599
Contract liabilities	126	130
Accrued liabilities and other payables	3,881	3,764
Other taxes payable	31,774	28,178
Lease liabilities current	144	330
Total current liabilities	45,476	46,217
Long-term bank loan	1,376	1,408
Lease liabilities non-current	241	-
Total non-current liabilities	1,617	1,408
TOTAL LIABILITIES	$47,093	$47,625

Equity
Ordinary shares (par value of $0.001 per share; 200,000,000 shares authorized as of June 30, 2024 and December 31, 2023; 10,301,921 and 10,070,012 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	$10	$10
Additional paid-in capital	106,795	106,215
Statutory reserve	1,411	1,411
Retained earnings	193,578	181,162
Accumulated other comprehensive loss	(15,723)	(8,869)
TOTAL CHEER HOLDING, INC SHAREHOLDERS’ EQUITY	286,071	279,929
Non-controlling interest	77	78
TOTAL EQUITY	286,148	280,007
TOTAL LIABILITIES AND EQUITY	$333,241	$327,632

CHEER HOLDING, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars in thousands, except share and per share data)

	For the Six Months Ended June 30,
	2024	2023

Revenues	$71,055	$67,435

Operating expenses:
Cost of revenues	(18,885)	(16,946)
Selling and marketing	(37,559)	(38,870)
General and administrative	(1,611)	(2,266)
Research and development	(1,361)	(641)
Total operating expenses	(59,416)	(58,723)

Income from operations	11,639	8,712

Other income (expenses):
Interest income, net	223	32
Change in fair value of warrant liability	-	79
Other (expense) income, net	(23)	13
Total other income	200	124

Income before income tax	11,839	8,836

Income tax benefits (expenses)	578	(37)
Net income	12,417	8,799

Less: net gain attributable to non-controlling interest	1	52
Net income attributable to Cheer Holding. Inc’s shareholders	$12,416	$8,747

Other comprehensive loss
Unrealized foreign currency translation loss	(6,856)	(8,907)
Comprehensive income (loss)	5,561	(108)
Less: comprehensive loss attributable to non-controlling interests	(1)	-
Comprehensive income (loss) attributable to Cheer Holding. Inc’s shareholders	$5,562	$(108)

Earnings per ordinary share
Basic and Diluted	$1.23	$1.17

Weighted average shares used in calculating earnings per ordinary share
Basic and Diluted	10,058,846	7,507,504

CHEER HOLDING, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the Six Months Ended June 30,
	2024	2023

Net cash (used in) provided by operating activities	(6,741)	27,179

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	-	(4)
Loans made to a third party	-	(58)
Net cash used in investing activities	-	(62)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares in connection with a private placement	-	60,000
Proceeds from bank loans	7,071	2,598
Repayments of bank loans	(4,242)	(4,041)
Payment of loan origination fees	(58)	(11)
Borrowings from a related party	205	1,000
Contribution from shareholders	-	463
Withdrawal of contribution from shareholder	(4)	-
Net cash provided by financing activities	2,972	60,009

Effect of exchange rate changes	(4,376)	(5,167)

Net (decrease) increase in cash and cash equivalents	(8,145)	81,959
Cash and cash equivalents, at beginning of period	194,525	70,482
Cash and cash equivalents, at end of period	$186,380	152,441

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interests paid	$199	$77
Lease liabilities arising from obtaining right-of-use assets	$466	$202
Change in fair value of warrant liabilities	$-	$(79)

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEETS

	June 30, 2024	December 31, 2023
Cash and cash equivalents	$186,089	$194,227
Restricted cash	291	298
	$186,380	$194,525